Exhibit (e)(2)

Ribapharm Inc.

3300 Hyland Avenue

Costa Mesa, California 92626

June 6, 2003

ICN Pharmaceuticals, Inc.

Attn: Board of Directors of ICN Pharmaceuticals, Inc.

c/o Robert W. O’Leary, Chairman and Chief Executive Officer

International Headquarters

ICN Plaza

3300 Hyland Avenue

Costa Mesa, California 92626

Gentlemen:

We are in receipt of your letter dated June 1, 2002 in which you informed Ribapharm of ICN’s intention to commence a tender offer for all outstanding shares of Ribapharm’s common stock that ICN does not currently own, at an offer price of $5.60 per share in cash.

Ribapharm’s Board of Directors is currently in the process of considering ICN’s announced proposed tender offer and, in this regard, Ribapharm’s Board of Directors just recently retained Morgan Stanley & Co. Incorporated as financial advisor to assist the Board of Directors. Under the circumstances, we have been advised that it would not be in the best interests of Ribapharm’s stockholders if ICN, or any of ICN’s affiliates, were to go forward and commence the proposed tender offer within the time period which was publicly announced by ICN on June 2, 2003, while Ribapharm’s Board of Directors considers this proposed transaction and other alternatives.

This letter is to request your legally binding agreement that, prior to June 23, 2003, neither ICN nor any corporation, partnership, trust, limited liability company or other person or entity (a “Person”) controlled by ICN, directly or indirectly, without the prior written consent of the Chairman of the Board of Ribapharm, will:

(i)	commence a tender offer for the shares of common stock of Ribapharm that ICN does not already own, or otherwise acquire or seek to acquire any additional shares of Ribapharm’s common stock or any security convertible into such shares,

(ii)	encourage, assist or provide financing for any such offer or acquisition, or

(iii)	enter into any agreement for any of the foregoing.

In the event a third party unrelated to ICN or any Person controlled by ICN commences a tender offer to purchase shares of common stock of Ribapharm while this letter agreement remains in effect, nothing herein shall be construed to prevent ICN from commencing or otherwise making a tender offer for Ribapharm’s common stock in response to such tender offer by a third party.

Please indicate your agreement by signing in the space provided below and returning a signed copy of this letter to the Board’s counsel, Paul, Hastings, Janofsky & Walker, LLP, Attention: Esteban A. Ferrer, by fax at (203) 674-7644.

Very truly yours,

/S/ DANIEL J. PARACKA
Mr. Daniel J. Paracka, Chairman of the Board Ribapharm Inc.

Accepted and agreed as set forth above

ICN PHARMACEUTICALS, INC.

By:

Its:

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